20008933

UNITEDSTATES
CURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing

MAR 05 2020

Washington, DC

SEC FILE NUMBER
8-66278

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Inverness Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6060 Parkland Blvd., Ste. 200
(No. and Street)

Cleveland	OH	44124
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Renner (216) 839-5133
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hobe & Lucas Certified Public Accountants, Inc.
(Name – *if individual, state last, first, middle name*)

4807 Rockside Road, Ste. 510	Independence	OH	44131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert Renner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Inverness Securities, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director Operations

Title

Notary Public

NOTARIAL SEAL STATE OF OHIO

LINDA K. RAFAL
NOTARY PUBLIC
STATE OF OHIO
Comm. Expires
05-03-2022
Recorded in
Cuyahoga County

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVERNESS SECURITIES, LLC

TABLE OF CONTENTS

Hobe & Lucas

Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 (P) 216.524.8900
Independence, Ohio 44131 (F) 216.524.8777
www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Inverness Securities, LLC
Beachwood, Ohio

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Inverness Securities, LLC as of December 31, 2019, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Inverness Securities, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Inverness Securities, LLC's management. Our responsibility is to express an opinion on Inverness Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Inverness Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCOAB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental Schedules of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Inverness Securities, LLC's financial statements. The supplemental information is the responsibility of Inverness Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presenting in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Hobe & Lucas
Certified Public Accountants, Inc.

We have served as Inverness Securities, LLC's auditor since 2012.
Independence, Ohio
February 26, 2020

INVERNESS SECURITIES, LLC

STATEMENTS OF FINANCIAL CONDITION
December 31, 2019 and 2018

	2019	2018
ASSETS		
Cash and cash equivalents	$ 143,679	$ 70,470
Accounts receivable	91,016	121,664
Other assets	49,911	44,347
	$ 284,606	$ 236,481
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses	$ 8,425	$ 22,480
Member's equity	276,181	214,001
	$ 284,606	$ 236,481

The accompanying notes are an integral part of these financial statements.

INVERNESS SECURITIES, LLC

STATEMENTS OF OPERATIONS
for the years ending December 31, 2019 and 2018

	2019	2018
Revenues:		
Commissions	$ 89,466	$ 105,220
Trails & Other fee income	1,418,281	2,113,060
Total revenues	1,507,747	2,218,280
Expenses:		
Exchange and processing support fees	5,067	11,389
Bank charges	40	15
Legal and professional fees	7,900	7,400
Dues and subscriptions	6,146	20,157
Insurance	32,582	33,487
Regulatory fees, licenses, and permits	21,501	34,494
Office supplies, postage, and delivery	17,658	12,027
Rent	20,756	20,756
Salaries and benefits	157,765	157,765
Commissions paid to other broker dealers	51,753	-
Registered representatives' commissions	481,407	1,091,703
Travel and entertainment	5,400	5,400
Telephone	630	630
Research	-	-
Total expenses	808,605	1,395,223
Other income:		
Interest income	3,038	3,148
	3,038	3,148
Net income	$ 702,180	$ 826,205

The accompanying notes are an integral part of these financial statements.

INVERNESS SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
for the years ending December 31, 2019 and 2018

Member's equity, December 31, 2017	$ 182,796
Net income	826,205
Contributions from member	-
Distributions to member	(795,000)
Member's equity, December 31, 2018	214,001
Net income	702,180
Contributions from member	-
Distributions to member	(640,000)
Member's equity, December 31, 2019	$ 276,181

The accompanying notes are an integral part of these financial statements.

INVERNESS SECURITIES, LLC

STATEMENTS OF CASH FLOWS
for the years ending December 31, 2019 and 2018

	2019	2018
Cash flows from operating activities:		
Net income	$ 702,180	$ 826,205
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in accounts receivable	30,648	(19,672)
Increase in other assets	(5,564)	(7,579)
Increase (decrease) in accounts payable and accrued expenses	(14,055)	7,161
Net cash provided by operating activities	713,209	806,115
Cash flows from financing activities:		
Distributions to member	(640,000)	(795,000)
Net cash used by financing activities	(640,000)	(795,000)
Net increase (decrease) in cash and cash equivalents	73,209	11,115
Cash and cash equivalents, beginning of year	70,470	59,355
Cash and cash equivalents, end of year	$ 143,679	$ 70,470

The accompanying notes are an integral part of these financial statements.

1. **Summary of Significant Accounting Policies:**

Company Activities – Inverness Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the State of Ohio, and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions.

Securities Transactions – Customers' securities transactions and related commission income and expenses are reported on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statements of financial condition.

Cash and Cash Equivalents – The Company maintains its cash in deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any significant losses in such accounts. Management of the Company believes it is not exposed to any significant credit risk. The Company considers certificates of deposit to be cash equivalents.

Concentration of Credit Risk – The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Accounts Receivable – Accounts receivable are uncollateralized commission obligations due under normal trade terms requiring payments within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on accounts receivable with invoice dates over 30 days old. Accounts receivable are stated at the amount billed. Payments of accounts receivable are allocated to the specific invoices identified on the remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 90 days from the invoice date and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectability. At December 31, 2019 and 2018, there were no accounts receivable that exceeded 90 days past due. In the opinion of management, at December 31, 2019 and 2018, all accounts were considered collectible and no allowance was necessary.

1. **Summary of Significant Accounting Policies, Continued:**

Income Taxes – The Company has elected to be taxed under the provisions of the Internal Revenue Code as a limited liability company. Under those provisions and similar provisions of state law, the Company does not pay income taxes on its taxable income. Instead, the member is liable for individual income taxes on the Company's taxable income. Accordingly, there is no provision for income taxes in the financial statements.

The Company accounts for uncertainties in income taxes in accordance with accounting principles generally accepted in the United States of America, which provides for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return that have a greater than 50% chance of not being allowed under examination. No such positions have been recorded in the December 31, 2019 and 2018 financial statements. If such positions were taken, the resulting interest and penalties would be recognized as income tax expense.

As of December 31, 2019, the Company's federal income tax returns are subject to examination by the Internal Revenue Service for the years 2015 and thereafter.

Estimates – Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Subsequent Events – Management of the Company has evaluated subsequent events through February 26, 2020, the date which the financial statements were available to be issued.

2. **Related Parties:**

The Company is affiliated through common management and ownership with another limited liability corporation. The Company has an expense sharing agreement with the affiliated company for certain expenses related to rent, salaries and benefits, technology, utilities, and supplies. The Company's allocation of shared expenses totaled approximately $194,000 in 2019 and $194,000 in 2018.

3. **Net Capital Provision of Rule 15c3-1:**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2019 and 2018, the Company had net capital of $132,740 and $46,934, respectively, which was $127,740 and $41,934, respectively, in excess of its required net capital of $5,000.

3. **Net Capital Provision of Rule 15c3-1, Continued:**

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2019 and 2018, the ratio was .064 to 1 and .479 to 1, respectively.

4. **Exemption From Rule 15c3-3:**

The Company operated under Section (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934 and was therefore exempt from the requirements of Rule 15c3-3. The Company acted as limited business broker dealer transacting directly with various mutual funds and variable annuities companies.

5. **Revenue from Contracts with Customers:**

In May, 2014, FASB issued Accounting Standards Update (ASU) No. 2014-09, Topic 606, *Revenue from Contracts with Customers*. This new revenue recognition standard eliminates the transaction- and industry-specific revenue recognition guidance and replaces it with a principle-based approach for determining revenue recognition. The core principle of Topic 606 is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. FASB ASU No. 2014-09, Topic 606 was implemented for fiscal year beginning January 1, 2018.

Significant Judgments
Revenue from contracts with customers includes commission income and trails & other fee income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company may receive a commission. Commissions are recorded on the trade date (the date that the trade order is filled). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

5. **Revenue from Contracts with Customers, Continued:**

Trails & Other Fee Income. The Company enters into arrangements with mutual funds or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund, or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods including the continuing service on the account.

INVERNESS SECURITIES, LLC

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2019 and 2018

	2019	2018
Net capital:		
Total member's equity from statement of financial condition	$ 276,181	$ 214,001
Less nonallowable assets	(140,927)	(166,011)
Net capital before haircuts on securities	135,254	47,990
Haircuts on securities	(2,514)	(1,056)
Net capital	$ 132,740	$ 46,934
Computation of aggregate indebtedness - total liabilities from statement of financial condition	$ 8,425	$ 22,480
Computation of basic net capital requirement - 6-2/3% of aggregate indebtedness	$ 562	$ 1,499
Minimum required net capital	$ 5,000	$ 5,000
Net capital requirement	$ 5,000	$ 5,000
Excess net capital	$ 127,740	$ 41,934
Ratio of aggregate indebtedness to net capital	.064 to 1	.479 to 1

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2019, filed with the Securities and Exchange Commission and the amount included in the above computation is not required as there were no audit adjustments.

INVERNESS SECURITIES, LLC

SUPPLEMENTAL SCHEDULES OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
for the years ended December 31, 2019 and 2018

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3" and "Information Relating to the Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(1) of the Rule.